May 13, 2016

Via EDGAR and E-mail

Mr. Stephen Krikorian

Accounting Branch Chief

Office of Information Technologies and Services

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-4561

Re:	IMS Health Holdings, Inc.
Form 10-K for the year ended December 31, 2015
Filed February 19, 2016
File No. 001-36381

Dear Mr. Krikorian:

On behalf of IMS Health Holdings, Inc. (the “Company”), the undersigned submits this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter, dated May 3, 2016 (the “Comment Letter”), relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (File No. 001-36381) filed on February 19, 2016 (the “2015 10-K”). To facilitate your review, the undersigned has reproduced the text of the Staff’s comments in bold below. In addition, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the 2015 10-K.

Form 10-K for the year ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 42

1.	Tell us your consideration of providing liquidity disclosures to discuss the potential tax impact associated with the repatriation of undistributed earnings of foreign subsidiaries. In this regard, consider disclosing the amount of cash and cash equivalents that are currently held by your foreign subsidiaries and disclose the impact of repatriating the undistributed earnings of foreign subsidiaries. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Response:

In response to the Staff’s comment, we respectfully advise the Staff that we will disclose in future annual filings under our Liquidity and Capital Resources discussion the amount of cash and cash equivalents held by our foreign subsidiaries and the impact of repatriating the undistributed earnings of foreign subsidiaries in a manner similar to the below format:

“As of December 31, 20XX, we had $XX million of cash and cash equivalents of which approximately $XX million were held by foreign subsidiaries. Our intent is to permanently reinvest these funds outside the

United States, and therefore, we do not anticipate repatriating undistributed earnings from our non-U.S. operations. If funds from foreign operations are required to fund U.S. operations in the future and if U.S. tax has not previously been provided, we could be required to accrue and pay additional U.S. taxes to repatriate these funds, which could be significant, even after considering available foreign tax credits and other tax attributes.”

2.	Tell us what consideration you gave to disclosing the total amount of cash and cash equivalents held by your subsidiaries as of December 31, 2015 that would be subject to restriction if remitted to your holding company, or distributed to shareholders.

Response:

In response to the Staff’s comment, we respectfully advise the Staff that we will disclose in future annual filings under our Liquidity and Capital Resources discussion the total amount of cash and cash equivalents held by our subsidiaries that would be subject to restriction if remitted to IMS Health Holdings, Inc., our holding company, or distributed to shareholders in a manner similar to the below.

“After giving effect to the applicable restrictions on certain payments, which could include dividends, under the Senior Secured Credit Facilities and the indentures for the 4.125% Senior Notes and 6% Senior Notes, as of December 31, 20XX, there would be no restriction on the distribution of up to $XX million of cash and cash equivalents held by our subsidiaries to IMS Health Holdings, Inc., our parent holding company, or to our shareholders.”

Schedule I-Parent Company Only Condensed Financial Statements, page 100

3.	We note from your disclosures that there are restrictions on the Parent Company’s ability to obtain funds from any of its subsidiaries. Please tell us your consideration of disclosing the amounts of retained earnings or net income restricted or free from restriction. We refer you to Rule 4-08(e) of Regulation S-X.

Response:

In response to the Staff’s comment, we respectfully advise the Staff that we will disclose in future annual filings in Schedule I-Parent Company Only Condensed Financial Statements the estimated amount of retained earnings free of restriction under the Company’s Senior Secured Credit Facilities and the indentures for the 4.125% Senior Notes and 6% Senior Notes in a manner similar to the below format:

“After giving effect to the applicable restrictions on certain payments, which could include dividends, under the Senior Secured Credit Facilities and the indentures for the 4.125% Senior Notes and 6% Senior Notes, and subject to compliance with applicable law, as of December 31, 20XX, the Company had approximately $XX million of its retained earnings free of such restrictions.”

* * *

Pursuant to the Comment Letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (203) 448-4608 should you require further information or have any questions.

Very truly yours,

/s/ Harvey A. Ashman
Harvey A. Ashman
Senior Vice President, General Counsel and External Affairs

cc:	Morgan Youngwood, Staff Accountant, U.S. Securities and Exchange Commission
Ronald E. Bruehlman, Senior Vice President and Chief Financial Officer